U.S. SECU [redacted] MMISSION

02021197

Annual Audited Report Form X-17A-5 Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC File No. 8-44622

REPORT FOR THE PERIOD BEGINNING 01/01/01 AND ENDING 12/31/01
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RECD S.E.C.
APR 22 2002
813

Official Use Only

Firm ID No.

Payden & Rygel Distributors

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

333 S. Grand Avenue, 32nd Floor
(No. and Street)

Los Angeles,	California	90071
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradley F. Hersh (213) 625-1900
(Area Code Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

DELOITTE & TOUCHE LLP
(Name -- if individual, state last, first, middle name)

350 S. Grand Ave.	Los Angeles,	California	90071
(ADDRESS)	(City)	(State)	(Zip Code)

CHECK ONE:

x Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 23 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.
See section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Bradley Hersh, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Payden & Rygel Distributors (the "Company"), as of December 31, 2001 and for the year then ended, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 27th DAY OF February 2002,
BY Kathlene Rolon

Kathlene Rolon
Notary Public

2/27/02
Signature Date

Treasurer
Title

KATHLENE ROLON
Commission # 1216391
Notary Public - California
Los Angeles County
My Comm. Expires Apr 18, 2003

This report** contains (check all applicable boxes):

- (x) Independent Auditors' Report
- (x) (a) Facing page.
- (x) (b) Statement of Financial Condition.
- (x) (c) Statement of Operations.
- (x) (d) Statement of Cash Flows.
- (x) (e) Statement of Changes in Stockholder's Equity.
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- (x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
- ( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
- ( ) (i) Information Relating to the Possession or Control Requirements Rule for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
- ( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3.
- ( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (x) (l) An Oath or Affirmation.
- ( ) (m) A copy of the SIPC Supplemental Report.
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (x) (o) Supplemental Independent Auditors' Report on Internal Control (filed concurrently and included in the Public Report as a separate document).

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, California 90071-3462

Tel: (213) 688-0800
Fax: (213) 688-0100
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Stockholder of Payden & Rygel Distributors:

We have audited the following financial statements of Payden & Rygel Distributors (the "Company") for the year ended December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Payden & Rygel Distributors at December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of Payden & Rygel Distributors as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 25, 2002

PAYDEN & RYGEL DISTRIBUTORS

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH	$ 83,682
DUE FROM PARENT	88,158
FEE RECEIVABLE FROM BROKER-DEALERS AND OTHER	69,483
PREPAID EXPENSES	58,029
TOTAL	$ 299,352

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	$ -
STOCKHOLDER'S EQUITY:	
Common stock, $10 par value: 1,000,000 shares authorized, 250 issued and outstanding	2,500
Additional paid-in capital	322,699
Accumulated deficit	(25,847)
Total stockholder's equity	299,352
TOTAL	$ 299,352

See notes to financial statements.

PAYDEN & RYGEL DISTRIBUTORS

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

REDEMPTION FEE REVENUE	$ 323,436
GENERAL AND ADMINISTRATIVE EXPENSES	288,906
INCOME BEFORE PROVISION FOR INCOME TAXES	34,530
INCOME TAXES	14,069
NET INCOME	$ 20,461

See notes to financial statements.

PAYDEN & RYGEL DISTRIBUTORS

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE, JANUARY 1, 2001	$ 2,500	$ 322,699	$ (46,308)	$ 278,891
Net income	-	-	20,461	20,461
BALANCE, DECEMBER 31, 2001	$ 2,500	$ 322,699	$ (25,847)	$ 299,352

See notes to financial statements.

PAYDEN & RYGEL DISTRIBUTORS

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 20,461
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in prepaid expenses	(2,457)
Increase in fees receivable from broker-dealers and others	(58,272)
Decrease in due from Parent	14,069
Net cash used in operating activities and net decrease in cash	(26,199)
CASH, BEGINNING OF YEAR	109,881
CASH, END OF YEAR	$ 83,682

See notes to financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Payden & Rygel Distributors, a California corporation (the "Company"), was incorporated in February 1992 and is a wholly owned subsidiary of Payden & Rygel (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") in each of the 50 states and the District of Columbia. The Company is also a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company serves as distributor of shares of the Payden & Rygel Investment Group, a series of mutual funds (the "Paydenfunds"). The Paydenfunds are managed by the Parent. The Company sells shares of the Paydenfunds directly to investors at no commission. Proceeds from the sale of Paydenfund shares are deposited directly with the Paydenfunds' custodian by the investor and are not maintained in any customer account with the Company.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Paydenfunds maintain a redemption fee payable to the Company for shares held less than 60 days. Such fees are receivable from the clearing organization and various broker-dealers and are recorded on a trade-date basis.

Fees receivable from broker-dealers include amounts due for redemption fees earned by the Company but not received from the corresponding broker-dealer.

General and administrative expenses consist of registration, marketing, and professional fees. There is no allocation made by the Parent for management, occupancy, or administrative costs.

2. RELATED PARTY TRANSACTIONS

The Company has an agreement with its Parent whereby the Parent pays the Company a fee in connection with the expenses incurred by the Company. The amount and timing of payment are at the discretion of the Parent. However, such amount shall not exceed the total expenses incurred by the Company, and the timing of payment shall be such that the Company always maintains capital in excess of all regulatory requirements. Amounts due from the Parent are non-interest bearing. There was no fee revenue from the Parent for the year ended December 31, 2001.

3. INCOME TAXES

The Company files its tax return on a consolidated basis with the Parent and has a tax-sharing agreement to compute income tax expense/benefit on a pro rata basis.

Income taxes, if any, are provided for current taxes payable or refundable and temporary differences arising from future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effect of income taxes is measured based on enacted tax laws and rates.

The provision for income taxes of $14,069 for the year ended December 31, 2001 has been recorded as a decrease in the due from parent account in the statement of financial condition. There is no deferred tax liability as of December 31, 2001.

4. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital, as defined, of $85,535, which was $80,535 in excess of its required net capital of $5,000.

5. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Because of such exemption, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.

* * * * * *

PAYDEN & RYGEL DISTRIBUTORS

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2001

NET CAPITAL -	
Total stockholder's equity	$299,352
DEDUCTIONS -	
Nonallowable assets included in the following statement of financial condition captions:	
Due from Parent	88,158
Fee receivable from broker-dealers - nonallowable	67,630
Prepaid expenses	58,029
Total deductions	213,817
NET CAPITAL	85,535
MINIMUM NET CAPITAL REQUIRED	5,000
EXCESS NET CAPITAL	$ 80,535
AGGREGATE INDEBTEDNESS INCLUDED IN THE STATEMENT OF FINANCIAL CONDITION	$ -
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	N/A
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2001):	
Net capital, as reported in the Company's Part II (Unaudited) FOCUS Report	$ 153,165
Fee receivable from broker-dealers - nonallowable	(67,630)
Net capital, as reported above	$ 85,535

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, California 90071-3462

Tel: (213) 688-0800
Fax: (213) 688-0100
www.us.deloitte.com

Deloitte & Touche

SUPPLEMENTAL INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder of Payden & Rygel Distributors:

In planning and performing our audit of the financial statements of Payden & Rygel Distributors (the "Company"), a California corporation and wholly owned subsidiary of Payden & Rygel, for the year ended December 31, 2001 (on which we issued our report dated February 25, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 25, 2002